Offering Summary (Related to the Pricing Supplement No. 2007-MTNDD167, Subject to Completion, Dated October 1, 2007)	Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement Nos. 333-132370 and 333-132370-01

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal-Protected Notes

Based Upon a Basket of Currencies

Due October      2009

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	No Bank Guarantee

October 1, 2007

Principal-Protected Notes

Based Upon a

Basket of Currencies

Due October 2009

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Principal-Protected Notes Based upon a Basket of Currencies Due October 2009 (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, these Notes offer investors the safety of 100% principal protection if held at maturity. However, instead of paying periodic interest for the entire term of the notes, these Notes bear interest only during the first year following the Issue Date and will pay an amount at maturity that is based upon the Basket Return Percentage.

The Notes will pay a one-time coupon expected to equal 4% to 5% (to be determined on the Pricing Date) of the principal amount of the Notes. The one-time coupon will be paid in cash on October     , 2008. No interest will accrue on the Notes from October     , 2008 to maturity, and there will be no coupon payment in 2009.

At maturity, the Notes will pay an amount that is based on the Basket Return Percentage. The Basket Return Percentage will equal the average of the percentage change of the value of each of the Basket Currencies relative to the U.S. dollar over the term of the Notes. The basket of currencies is comprised of the Turkish lira, European Union euro, New Zealand dollar, Brazilian real and Colombian peso (the “Basket Currencies”). This investment allows investors to participate in the growth potential of the value of the Basket Currencies relative to the U.S. dollar.

The Notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Basket Return Amount, if any, which may be positive or zero. The Basket Return Amount will depend on the Basket Return Percentage. The Basket Return Percentage will equal the average percentage change of the value of each of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date.

The performance of each of the Basket Currencies is measured by its exchange rate. Each exchange rate reflects the amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USD/TRY Exchange Rate has increased from 1.00 to 2.00, it means the value of one Turkish lira (as measured against the U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has decreased. Increases in the values of the Basket Currencies relative to the U.S. dollar will lead to a higher return on your Notes, while decreases in the values of the Basket Currencies will lead to a lower return on your Notes. Because the Basket Return Percentage will be based on the sum of the Weighted Currency Returns for each of the Basket Currencies, a significant increase in the value of one currency may be substantially or entirely offset by a decrease in the value of the other currencies in the basket.

The Basket Return Amount will equal the product of (1) the principal amount of Notes held at maturity and (2) the Basket Return Percentage. Because the Notes are principal protected, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the performance of the Basket

Currencies relative to the U.S. dollar, as measured by each relevant exchange rate.

These Notes are not a suitable investment for investors who require regular fixed income payments since only a single coupon payment will be made prior to maturity and the notes will not accrue interest from October , 2008 to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency-linked investments on a principal-protected basis but who are willing to forego some current income.

■	Investors expecting appreciation of the Basket Currencies relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Capitalized terms used in this summary are defined in “Preliminary Terms” below.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon a Basket of Currencies Due October 2009
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee
Principal Protection:	100% if held to the Maturity Date
Pricing Date:	October , 2007
Issue Date:	October , 2007
Valuation Date:	Five business days before the Maturity Date
Maturity Date:	Approximately two years after the Issue Date
Interest:	The Notes will pay a one-time coupon expected to equal 4% to 5% (to be determined on the Pricing Date) of the principal amount of the Notes. The one-time coupon will be paid in cash on October , 2008. No interest will accrue on the Notes from October , 2008 to maturity, and there will be no coupon payment in 2009.
Issue Price:	Variable, based on market prices at the time of sale
Payment at Maturity:	For each US$1,000 note, US$1,000 plus a Basket Return Amount, which may be positive or zero
Basket Return Amount:	US$1,000 x Basket Return Percentage, provided that the Basket Return Amount will not be negative
Basket Return Percentage:	The sum of the Weighted Currency Return for each of the Basket Currencies, expressed as a percentage
Weighted Currency Return:	Starting Exchange Rate – Ending Exchange Rate x Allocation Percentage Starting Exchange Rate
Allocation Percentage:	20% for each of the Basket Currencies
Basket Currencies:	The Turkish lira, European Union euro, New Zealand dollar, Brazilian real and Colombian peso
Starting Exchange Rate:	Each of the USD/TRY, USD/EUR, USD/NZD, USD/BRL and USD/COP Exchange Rates on the Pricing Date
Ending Exchange Rate:	Each of the USD/TRY, USD/EUR, USD/NZD, USD/BRL and USD/COP Exchange Rates on the Valuation Date
USD/TRY Exchange Rate:	The U.S. dollar/Turkish lira exchange rate in the global spot foreign exchange market, expressed as the amount of Turkish lira per one U.S. dollar. The USD/TRY Exchange Rate will be calculated by the Calculation Agent by dividing the EUR/TRY exchange rate by the EUR/USD exchange rate, each as reported by Bloomberg on page “ECB3,” or any substitute page, at approximately 8:30 a.m. (London time) on any relevant date.
EUR/TRY Exchange Rate:	The European Union euro/Turkish lira exchange rate in the global spot foreign exchange market, expressed as the amount of Turkish lira per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, at approximately 8:30 a.m. (London time) on any relevant date.
USD/EUR Exchange Rate:	The U.S. dollar/European Union euro exchange rate in the global spot foreign exchange market, expressed as the amount of European Union euros per one U.S. dollar. The USD/EUR Exchange Rate will be calculated by the Calculation Agent by dividing 1 by the EUR/USD exchange rate, as reported by Bloomberg on Page “ECB3,” or any substitute page, at approximately 8:30 a.m. (London time) on any relevant date.
USD/NZD Exchange Rate:	The U.S. dollar/New Zealand dollar exchange rate in the global spot foreign exchange market, expressed as the amount of New Zealand dollars per one U.S. dollar. The USD/NZD Exchange Rate will be calculated by the Calculation Agent by dividing the EUR/NZD exchange rate by the EUR/USD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, at approximately 8:30 a.m. (London time) on any relevant date.
EUR/NZD Exchange Rate:	The European Union euro/New Zealand dollar exchange rate in the global spot foreign exchange market, expressed as the amount of New Zealand dollars per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, at approximately 8:30 a.m. (London time) on any relevant date.
USD/BRL Exchange Rate:	The U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian reais per one U.S. dollar. The USD/BRL Exchange Rate will be the offer side exchange rate under “PTAX,” as reported by Reuters on Page “BRFR,” or any substitute page, at approximately 5:00 p.m. (New York City time) on any relevant date.
USD/COP Exchange Rate:	The U.S. dollar/Colombian peso exchange rate in the global spot foreign exchange market, expressed as the amount of Colombian pesos per one U.S. dollar, as reported by Bloomberg on Page “NDFL,” or any substitute page, at approximately 10:00 a.m. (New York City time) on any relevant date.
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Agent’s Discount:	0.00%
Calculation Agent:	Citigroup Financial Products Inc.
Business Day:	Any day that (1) is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close and (2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

Benefits of the Notes

■	Fixed Income for the First Year

The Notes will pay a one-time coupon expected to equal 4% to 5% (to be determined on the Pricing Date) of the principal amount of the Notes. The one-time coupon will be paid in cash on October     , 2008. No interest will accrue on the Notes from October     , 2008 to maturity, and there will be no coupon payment in 2009.

■	Return Potential

The Basket Return Amount payable at maturity is based on the Basket Return Percentage, enabling you to participate in the potential increase in the value of the Basket Currencies during the term of the Notes without directly investing in the Basket Currencies.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Basket Currencies.

■	Diversification

The Notes are based on the performance of the Basket Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	Your Return on the Notes May be Limited to the One-Time Coupon

A coupon will be paid on October     , 2008 only. If the Basket Return Percentage is zero or negative, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes. This will be true even if the value of each currency in the basket has increased relative to the U.S dollar at one or more times during the term of the Notes.

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Weighted Currency Return for each of the Basket Currencies, a significant increase in the value of one currency but not the other currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of the other currencies in the basket relative to the U.S. dollar during the term of the Notes.

■	Potential for a Lower Comparable Yield

The Notes will pay a one-time coupon expected to equal 4% to 5% (to be determined on the Pricing Date) of the principal amount of the Notes. The one-time coupon will be paid in cash on October     , 2008. No interest will accrue on the Notes from October     , 2008 to maturity, and there will be no coupon payment in 2009. As a result, if the Basket Return Percentage is less than         %, the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes

Because the Notes are contingent payment debt obligations of Citigroup Funding, you will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes, regardless of whether you receive more, less or no payments on the Notes in tax years prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Basket Currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Basket Currencies and Exchange Rates

General

The Basket Currencies consist of the Turkish lira, European Union euro, New Zealand dollar, Brazilian real and Colombian peso (together, the “Basket Currencies”). Exchange rates are used to measure the performance of each of the Basket Currencies.

The exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Turkish lira, in the case of the USD/TRY Exchange Rate; the U.S. dollar and the European Union euro, in the case of the USD/EUR Exchange Rate; the U.S. dollar and the New Zealand dollar, in the case of the USD/NZD Exchange Rate; the U.S. dollar and the Brazilian real in the case of the USD/BRL Exchange Rate; and the U.S. dollar and the Colombian peso in the case of the USD/COP Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USD/TRY Exchange Rate has increased from 1.00 to 2.00, it means the value of one Turkish lira (as measured against one U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Turkish lira is the official currency of the Republic of Turkey.

The European Union euro is the official currency of thirteen European Union countries.

The New Zealand dollar is the official currency of New Zealand.

The Brazilian real is the official currency of the Federative Republic of Brazil.

The Colombian peso is the official currency of the Republic of Colombia.

We have obtained all information in this offering summary relating to the Turkish lira, European Union euro, New Zealand dollar, Brazilian real and Colombian peso and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rate during any period set forth below is not an indication that the value of the Basket Currencies is more or less likely to increase or decrease at any time over the term of the Notes.

	USD/TRY Exchange Rate[1]		USD/EUR Exchange Rate		USD/NZD Exchange Rate		USD/BRL Exchange Rate		USD/COP Exchange Rate
	High	Low	High	Low	High	Low	High	Low	High	Low
2002
Quarter
First	1.4505	1.3095	1.1658	1.1064	2.4106	2.2706	2.4691	2.2932	2313.13	2231.98
Second	1.6386	1.2941	1.1412	1.0025	2.3038	2.0044	2.8593	2.2709	2398.14	2254.45
Third	1.6974	1.5808	1.0364	0.9856	2.2195	2.0321	3.8949	2.8147	2828.08	2499.92
Fourth	1.6874	1.5247	1.0272	0.9536	2.1292	1.9047	3.9552	3.4278	2888.23	2666.41
2003
Quarter
First	1.7632	1.5962	0.9637	0.9025	1.9091	1.7663	3.6623	3.2758	2968.88	2841.56
Second	1.6977	1.4143	0.9450	0.8403	1.8702	1.7057	3.3359	2.8491	2958.56	2806.96
Third	1.4406	1.3532	0.9274	0.8582	1.7694	1.6710	3.0740	2.8219	2901.09	2812.40
Fourth	1.5232	1.3654	0.8754	0.7918	1.6841	1.5237	2.9546	2.8268	2907.41	2778.21
2004
Quarter
First	1.3977	1.3152	0.8252	0.7777	1.5511	1.4136	2.9878	2.8022	2778.92	2648.97
Second	1.5558	1.3069	0.8473	0.8117	1.6689	1.5025	3.2051	2.8743	2766.83	2612.30
Third	1.5323	1.4292	0.8345	0.8057	1.5994	1.4839	3.0747	2.8586	2694.09	2518.30
Fourth	1.5109	1.3445	0.8152	0.7335	1.4955	1.3821	2.8847	2.6544	2630.81	2316.12
2005
Quarter
First	1.3995	1.2610	0.7836	0.7404	1.4397	1.3462	2.7621	2.5621	2397.25	2308.58
Second	1.3916	1.3392	0.8296	0.7647	1.4379	1.3603	2.6598	2.3504	2374.47	2314.89
Third	1.3717	1.3160	0.8415	0.7974	1.4890	1.4085	2.4656	2.2222	2338.86	2279.95
Fourth	1.3750	1.3436	0.8571	0.8235	1.4883	1.3933	2.3735	2.1633	2303.01	2272.95
2006
Quarter
First	1.3624	1.3028	0.8456	0.8134	1.6578	1.4316	2.3460	2.1067	2289.98	2245.71
Second	1.7065	1.3164	0.8290	0.7717	1.6835	1.5531	2.3711	2.0586	2634.06	2288.67
Third	1.5900	1.4400	0.8012	0.7741	1.6571	1.4946	2.2188	2.1282	2579.08	2356.49
Fourth	1.5152	1.4153	0.79904	0.75013	1.5279	1.4218	2.1870	2.1331	2403.43	2225.44
2007
Quarter
First	1.4566	1.3815	0.7756	0.7490	1.4803	1.3920	2.1556	2.0504	2261.22	2155.06
Second	1.3879	1.2985	0.7526	0.7327	1.3923	1.2960	2.0478	1.9047	2190.30	1877.88
Third (through September 28, 2007)	1.3991	1.2102	0.7460	0.7052	1.4763	1.2364	2.1124	1.8389	2194.65	1912.90

[1]

In December 2003, the Grand National Assembly of Turkey passed a law to remove six zeroes from the denomination of the Turkish lira (replacing the previous lira at a rate of 1 new Turkish lira = 1,000,000 old Turkish lira). The change was effective on January 1, 2005. The data in this table and in the graph below have been adjusted to reflect this revaluation.

The USD/TRY Exchange Rate, as calculated by dividing the EUR/TRY exchange rate by the EUR/USD exchange rate, each as reported on Bloomberg page “ECB3” at 8:30 a.m. (London time) on September 28, 2007, was 1.21017.

The USD/EUR Exchange Rate, as calculated by dividing 1 by the EUR/USD exchange rate, as reported on Bloomberg page “ECB3” at 8:30 a.m. (London time) on September 28, 2007, was 0.705268.

The USD/NZD Exchange Rate, as calculated by dividing the EUR/NZD exchange rate by the EUR/USD exchange rate, each as reported on Bloomberg page “ECB3” at 8:30 a.m. (London time) on September 28, 2007, was 1.321461.

The USD/BRL Exchange Rate appearing as the offer side exchange rate under “PTAX” on Reuters page “BRFR” at 5:00 p.m. (New York City time) on September 28, 2007 was 1.8389.

The USD/COP Exchange Rate appearing on Bloomberg page “NDFL” at 10:00 a.m. (New York City time) on September 28, 2007 was 2013.18.

Historical Graphs

The following graphs show the daily values of each of the USD/TRY, USD/EUR, USD/NZD, USD/BRL and USD/COP exchange rates in the period from January 2, 2002 through

September 28, 2007 using historical data obtained from Bloomberg. Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■ Pricing Date: October 24, 2007

■ Issue Date: October 29, 2007

■ Principal amount: US$1,000 per Note

■ One-time Coupon payment amount: US$45 per Note     (4.5% per annum)

■ One-time Coupon payment date: October 29, 2008

■ Starting Exchange Rate of the USD/TRY Exchange     Rate: 1.230

■ Starting Exchange Rate of the USD/EUR Exchange     Rate: 0.700

■ Starting Exchange Rate of the USD/NZD Exchange     Rate: 1.360

■ Starting Exchange Rate of the USD/BRL Exchange     Rate: 1.860

■ Starting Exchange Rate of the USD/COP Exchange     Rate: 2030.00

■ Allocation Percentage: 20% for each Basket Currency

■ Maturity Date: October 29, 2009

■ The Notes are purchased on the Issue Date and are     held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency and the Allocation Percentage.

	Hypothetical Ending Exchange Rate					Hypothetical Weighted Currency Return(1)					Hypo- thetical Basket Return Per- centage(2)	Hypo- thetical Basket Return Amount(3)	Hypo- thetical Payment at Maturity(4)	Hypo- thetical Note Return % per Annum(5)
Example	USD/ TRY	USD/ EUR	USD/ NZD	USD/ BRL	USD/ COP	TRY	EUR	NZD	BRL	COP
1	1.6231	0.8320	1.2241	2.5654	3092.04	-6.39%	-3.77%	2.00%	-7.58%	-10.46%	-26.21%	$0.00	$1,000.00	2.25%
2	1.6225	0.9532	1.8383	2.3697	1048.62	-6.38%	-7.23%	-7.03%	-5.48%	9.67%	-16.46%	$0.00	$1,000.00	2.25%
3	1.4265	0.6601	1.7291	2.1883	2204.79	-3.20%	1.14%	-5.43%	-3.53%	-1.72%	-12.74%	$0.00	$1,000.00	2.25%
4	0.7711	0.6070	1.4733	2.5883	2967.88	7.46%	2.66%	-1.67%	-7.83%	-9.24%	-8.62%	$0.00	$1,000.00	2.25%
5	1.1417	0.6856	1.6720	1.9945	2026.74	1.44%	0.41%	-4.59%	-1.45%	0.03%	-4.16%	$0.00	$1,000.00	2.25%
6	1.4971	0.6608	1.8256	1.1463	1946.91	-4.34%	1.12%	-6.85%	7.67%	0.82%	-1.58%	$0.00	$1,000.00	2.25%
7	1.1944	0.7379	0.9772	2.7254	1669.99	0.58%	-1.08%	5.63%	-9.31%	3.55%	-0.63%	$0.00	$1,000.00	2.25%
8	1.0819	0.7590	1.2015	1.7327	2215.83	2.41%	-1.69%	2.33%	1.37%	-1.83%	2.59%	$25.91	$1,025.91	3.55%
9	0.8712	0.5000	0.9953	2.6218	1639.70	5.83%	5.71%	5.36%	-8.19%	3.85%	12.57%	$125.66	$1,125.66	8.53%
10	0.9247	0.4636	1.3950	1.7454	1183.17	4.96%	6.75%	-0.51%	1.23%	8.34%	20.78%	$207.79	$1,207.79	12.64%

(1)	Hypothetical Weighted Currency Return for each Basket Currency = [(Starting Exchange Rate – Ending Exchange Rate)/Starting Exchange Rate] x 20%
(2)	Hypothetical Basket Return Percentage = Sum of Weighted Currency Return for USD/TRY, USD/EUR, USD/NZD, USD/BRL and USD/COP
(3)	Hypothetical Basket Return Amount = the greater of (US$1,000 x Basket Return Percentage, and $0.
(4)	Hypothetical Payment at Maturity = US$1,000 + Basket Return Amount.
(5)	Hypothetical Note Return % per Annum includes one-time coupon payment amount and Hypothetical Basket Return Amount.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of % compounded semiannually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (regardless of whether holders receive more, less or no payments on the Notes in tax years prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes, including the one-time coupon. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the Notes. If the total amounts the Notes pay is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If any of the relevant exchange rates are not available on Bloomberg pages “ECB3” or “NDFL,” Reuters page “BRFR,” or any substitute pages thereto, the Calculation Agent may determine the relevant exchange rate in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes — Basket Return Amount” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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